UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

GRUPO AEROPORTUARIO DEL PACIFICO S.A. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, Mexico
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes       No  x

          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO, S.A. de C.V. INFORMS REGARDING THE LEGAL

PROCEEDING AGAINST MINISTRY OF FINANCE AND PUBLIC CREDIT

Guadalajara, Jalisco, Mexico City, October 20, 2006 - Grupo Aeroportuario del Pacífico, S.A. de C.V. (NYSE:PAC; BMV:GAP) (“the Company” or “GAP”) today announced an update on the progress reached in the legal proceedings against the Ministry of Finance and Public Credit (the “SHCP”).

During 2003, the Company requested clarification from the SHCP regarding the manner of calculating asset tax applicable to the concessions of the Tijuana, Los Cabos, Puerto Vallarta, Guadalajara, Bajio, Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports. The Company requested that this calculation should consider only the amount that was actually paid by the strategic partner upon the purchase of shares of the Company. On April 23, 2004, the SHCP denied that request, at which point the Company appealed the decision in a judicial proceeding.

In 2005, the Federal Administrative and Tax Court reached the decision to obligate the SHCP to use the Company’s method of calculation or grant the Company a specific tax benefit. The SHCP appealed this decision.

On May 12, 2006, the tenth tribunal court of the first circuit declared unfounded the appeal by the SHCP finding that it was correct to base the asset tax applicable with respect to the Aguascalientes, Hermosillo, La Paz, Los Mochis, Morelia and Manzanillo airports only on the strategic partner’s 15% interest. As a result of this resolution, on August 29, 2006, the SHCP issued a notice that in the case of these airports, the asset tax base as per the value of the concession at each of these airports must be the actual amount paid for the shares acquired by the strategic partner, which represent 15% of the capital stock.

On September 1, 2006, the ninth tribunal court reached the same decision with respect to the airports of Tijuana, Los Cabos, Puerto Vallarta, Guadalajara and Bajio. Currently we are waiting for the final resolution of the SHCP.

Company Description:

Grupo Aeroportuario del Pacífico, S.A. de C.V. (GAP) operates 12 airports throughout the Mexican Pacific region, including the main cities such as Guadalajara and Tijuana, four tourist destinations in Puerto Vallarta, Los Cabos, La Paz and Manzanillo in addition to six other medium-size cities such as Hermosillo, Bajío, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, the shares of GAP were listed on the New York Stock Exchange under the symbol “PAC” and in the Mexican Stock Exchange under the symbol “GAP”.

For more information please visit www.aeropuertos gap.com.mx or contact:

In Mexico	In the U.S.
Rodrigo Guzman, Chief Financial Officer	Maria Barona
Miguel Aliaga, Investor Relations Officer	Peter Majeski
Grupo Aeroportuario del Pacífico, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: 01 (333) 8801100 ext 212/241	Tel: 212 406 3690
maliagag@aeropuertosgap.com.mx	gap@i-advize.com

This press communication may contain in the statements some estimates. These statements are non-historical facts and are based upon the current vision of the administration of GAP on the future economic circumstances, industry conditions, performance of the company and financial results. The words “anticipated”, “believes”, “estimates”, “expects”, “plans” and such other similar expressions, in connection with the Company, are intended to identify the estimations or expectations. The statements regarding the statement or payment of dividends, the implementation of the main operation and financial strategies and capital investment plans, the course of future operations and the factors or streams that affect the financial condition, cash flow for prompt payment or the results of operations are examples of the stated estimations. Such statements show the current vision of the management and are subject to several risks and possible future events. There is no guaranty that the expected events, streams or results will actually occur. The statements are based upon several assumptions and factors, including the general economic and market conditions, industry conditions and the operation factors. Any change in such assumptions or factors could cause the actual results to be materially different from the current expectations.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacifico, S.A. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: October 20, 2006

2